(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0001017815
CUSIP NUMBER 74727K102

For Period Ended: August 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Q.E.P. Co., Inc.

Full Name of Registrant

Former Name if Applicable

1001 Broken Sound Parkway, NW Suite A

Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33487

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 1 0-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 1 1-K, 1 0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on June 16, 2006, the Securities and Exchange Commission (the “SEC”) issued a comment letter to Q.E.P. Co., Inc. (the “Company”). As a result of discussions with the SEC, the Company determined to restate its financial results for certain periods. The full details of the issues related to the restatement are included in the Current Report on Form 8-K filed September 14, 2006, as amended.

The Company is in the process of completing its revised calculations related to the restatement of it financial results for the fiscal year ended February 28, 2006 and the quarter ended May 31, 2006. The Company intends to file an amended February 28, 2006 Form 10-K and an amended May 31, 2006 Form 10-Q to reflect such restated financials as soon as practicable. Given the timing of the quarterly filing requirements for the second quarter of fiscal 2007 and the restatements, the Company could not complete the current 10-Q filing without unreasonable effort or expense.

This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that reflect the Company’s judgment and involve risks and uncertainties as of the date of this report. These forward looking statements, among others, include those related to the timing of the completion of the restatement of the Company’s financial statements, and the filing of amended reports on Forms 10-Q/A and 10-K/A. Actual events or results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company and should not be considered as an indication of future events or results. Potential risks and uncertainties include, among other things: the timing of completion of the Company’s restatement and filing of its amended historical financial statements and the additional risks and important factors described in the Company’s other reports filed with the SEC, which are available at the SEC’s website at http://www.sec.gov. All of the statements in this report on Form 12b-25 are made as of October 16, 2006, and the Company undertakes no duty to update this information.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lewis Gould (Name)	561 (Area Code)	994-5550 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company anticipates that there will be significant changes in its results of operations for the second quarter of fiscal 2007 as compared to the second quarter of fiscal 2006, for the reasons set forth above, the Company is not yet able to provide a reasonable estimate of its second quarter fiscal 2007 operating results.

Q.E.P. CO., INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 16, 2006	By:	/s/ Lewis Gould
	Name:	Lewis Gould
	Title:	Chief Executive Officer